RECEIVED
2007 MAR 19 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USD

07021903

SUPPL

14th March, 2007

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period February 1st to February 28th.

- Monthly Performance Report for February
- Daily NAV's for ACL Alternative Fund for February

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
MAR 22 2007
THOMSON FINANCIAL

Abbey Capital

ACL Alternative Program USD Share Class A

Monthly Performance Update February 2007 **-4.8%, -3.4% Year-to-date**

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Summary

The ACL Alternative Fund USD Share Class A was down -4.8% in February, and is currently -3.4% year-to-date. Losses were primarily focused in currency, fixed income, equity and energy trading. Global equity markets suffered a sharp reversal on 27th February, sparked by fears that the Chinese government would intervene to cool the Chinese stock market and on fears that the US economy was weaker than expected. This led to a general re-pricing of risk with fixed income markets and 'carry' currencies like the JPY and CHF appreciating suddenly, while equity prices fell sharply.

FX

Trading JPY against the USD and EUR was difficult in February and USD/JPY was the worst performing contract on the month. After depreciating -6% since December, the JPY remained range-bound for most of February between 122 and 119, buffeted by speculation around the G7 finance ministers' meeting and Bank of Japan's monthly meeting, which raised interest rates from 0.25% to 0.5%. On 27th February the JPY appreciated by over +2% against the USD and closed the month at 118.44 as carry trades were unwound in the more risk averse environment. The EUR gained against the USD in February, rising from 1.30 to over 1.32 as the ECB signalled that a rate rise is likely in March, US economic data was generally weaker and Bernanke forecast that inflation would fall. Long exposure to the EUR was profitable into month-end. The Norwegian Krone appreciated as energy prices rose, benefiting long positions. Long exposure to the New Zealand Dollar was also profitable on expectations of further rate rises.

Equity

Global equity markets continued to rally strongly until the end of February, with the Dow Jones Industrial Average reaching new record highs just below 12,800. However, the 9% fall in the Chinese stock market on 27th February was the catalyst for a sharp correction in the bullish equity market that has lasted since July last year. This led most major markets to close lower on the month, with US markets around -4% off their intra-month highs. The Fund suffered losses in equity indices and scaled back risk into month-end.

Financials

Global bond prices moved higher in February driven largely by weaker US economic data. This reversed the trend toward higher yields that had dominated since early December and led to losses on short positions. This short exposure was reduced through the month, with long positions in bonds being taken by month-end. Prices rallied strongly on 27th February on safe-haven buying and fears of a possible US recession. Although the portfolio had a small net long exposure to bonds, short short-term interest rate exposure led to losses as interest rate expectations were revised sharply lower.

Energy

Energy trading proved difficult in February for the Fund's short positions as Crude prices moved higher, rising from \$58 to \$62. Price rises were driven by colder weather in the US and falling distillate inventories as a result of lower refinery output. Geo-political tensions also rose as the International Atomic Energy Agency ruled that Iran had not suspended its uranium enrichment program in defiance of the UN Security Council, possibly paving the way for tighter sanctions against the second largest oil producer in OPEC.

Agriculture and Metals

Precious metals moved strongly higher in February, Gold was up +3.1% on the month at \$672, appreciating on a weaker USD and rising energy prices. However, Gold prices fell sharply at month-end and did not see 'flight-to-quality' inflows from the falling equity markets as large long speculative positions made potential investors wary. Base metals trading was mixed as short exposure to Copper resulted in losses as prices rallied +5% on data suggesting that demand from China remains robust. However, long Nickel, Lead and Tin positions were positive as prices reached record levels on continued low supply and inventory issues. Long exposure to Grains and Soybeans continued to benefit the portfolio as the US Department of Agriculture estimated that bio-fuel demand is growing strongly and will account to 26% of the 2007/ 2008 Corn harvest in the US.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	-
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	-
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	-
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	-3.4%

Figure for February 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 28th February 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	95.1%	63.2%
Annualised ROR	11.3%	9.9%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.2%	13.9%
Volatility from Nov 2003	11.8%	11.8%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.5

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

Trading Style Analysis

Only three managers in the ACL Alternative were positive in February. In a difficult month the Fund achieved some diversification at the trading style level as macro trading delivered strong returns which helped to mitigate losses. Trendfollowing experienced large losses from the sharp reversal of key trends into month-end. Long exposure to equities and short exposure to short-term interest rates and the JPY were the most costly positions. FX trading was also down on the month, with short JPY and EUR exposure leading to losses as the USD weakened in choppy markets. Short-term Systematic trading was down overall on the month, but losses were reduced as managers profited from the increased market volatility at the end of the month, especially from long fixed income and interest rate positions. Value trading experienced small losses on the month as short JPY exposure was loss-making into month-end on a liquidation of carry positions. Macro trading was positive and was the best performing strategy as short equity exposure at the end of February was profitable due to the sharp decline in equity prices.

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Correlation Table

(Monthly Returns from December-2000 to February-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.4	-0.4
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to February 07*


$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $1,951
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07

** Figure for February 07 is estimated**

** The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: February 07*


1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class A (in US$)

Submission of ACL Alternative Fund Ltd, file number ***34999***

Date	Unit Value
31-Jan-07	171.470
1-Feb-07	172.680
2-Feb-07	172.380
5-Feb-07	170.760
6-Feb-07	170.520
7-Feb-07	171.320
8-Feb-07	170.640
9-Feb-07	171.340
12-Feb-07	171.920
13-Feb-07	171.380
14-Feb-07	172.010
15-Feb-07	170.470
16-Feb-07	170.340
20-Feb-07	170.990
21-Feb-07	171.700
22-Feb-07	172.670
23-Feb-07	171.790
26-Feb-07	171.650
27-Feb-07	165.620
28-Feb-07	163.170

END